WES Consulting, Inc.

3310 Stagecoach Trail

Wimauma, FL 33598

(813) 642-8212 Voice

(813) 633-0723 Fax

May 28, 2009

US Securities & Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attn: Sonia G. Barros

Re:

WES Consulting, Inc.

Post Effective Amendment No. 1 on Form S-1

Filed May 13, 2009

File # 333-141022

Dear Ms. Barros:

Thank you for your timely review.  We have reviewed your comments and have the following responses.  We have also revised our Post Effective Amendment 1 on Form S-1, in response to your comments which we have submitted via EDGAR in redline format as required.  For your convenience we are forwarding both redlined and non-redlined copies to your office.

Post-Effective Amendment No. 1 on Form S-1

General

1.

We note that your original registration statement as declared effective on July 5, 2007 and included your audited financial statements for the year ended December 31, 2006. In that registration statement, you undertook to file post effective amendments in order to update your prospectus pursuant to Section 10(a)(3) of the Securities act of 1933. It appears that your first Section 10(a)(3) update was required by April 30, 2008. Please provide us with a legal analysis of your compliance with Sections 5 and 10(a)(3) of the Securities Act of 1933.

Response:

Pursuant to the prohibits of Section 5 of the Securities Act of 1933 relating to interstate commerce and the mails, we have not provided our Prospectus to potential investors at any time during the period that our first post effective amendment was required on April 30, 2008 through the present. In addition, no shares of our stock registered pursuant to the original Form SB-2 have been sold.

Pursuant to Section 10(a)(3) of the Securities Act of 1933, all of the information contained in our Post Effective Amendment 1 on Form S-1 is not less current than sixteen months prior to the filing.

2.

Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response:

We have included our financial statements for the period ended March 31, 2009 for your review.

Form l0-K for the fiscal year ended December 31, 2008

Disclosure Controls and Procedures, page 24

3.

Please disclose the conclusions of your principal executive and principal financial officers or persons performing similar functions regarding the effectiveness your disclosure controls and procedures. Refer to Item 307 of Regulation S-K.

Response:

Item 9A(T) has been updated to reflect the conclusions of our principal executive and principal financial officers regarding the effectiveness of our disclosure of controls and procedures.

Exhibits

4.

In exhibits 31.1 and 31.2 to your most recent Form l0-K, we note that you have omitted paragraphs 4(d) of both exhibits. In future filings, please provide the certifications in the exact form required by Item 601(b)(31)(i) of Regulation S-K.

Response:

Exhibits 31.1 and 31.2 have been updated to conform with the exact form required by Item 601(b)(31)(i) of Regulation S-K.

We acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your patient consideration. Please contact me or my attorney, Justeene Blankenship (801)274-1088, if have any questions or if you need additional information.

Sincerely,

/s/ Sanford Barber

Sanford Barber

President

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